Exhibit 99.1

PRESS RELEASE

ASLAN PHARMACEUTICALS REPORTS FIRST QUARTER 2020 FINANCIAL RESULTS AND PROVIDES CORPORATE UPDATE

Singapore, 11 May 2020 – ASLAN Pharmaceuticals (Nasdaq:ASLN, TPEx:6497), a clinical-stage immunology and oncology focused biopharmaceutical company developing innovative treatments to transform the lives of patients, today reported financial results for the first quarter ended 31 March 2020 and provided an update on its clinical activities.

Dr Carl Firth, Chief Executive Officer, ASLAN Pharmaceuticals, said: “The COVID-19 pandemic has brought about unprecedented changes and affected many worldwide. We have been putting strategies in place to mitigate risks to our development programs, including opening sites in different geographies where restrictions are easing. We are also taking steps to ensure that we emerge from this situation stronger and ready to initiate our planned phase 2b study of ASLAN004 for atopic dermatitis in 1H 2021, building our US presence as we grow a team there and prepare to file an Investigational New Drug application with the US FDA.”

First quarter 2020 and recent business highlights

Clinical development

ASLAN004

•

As announced on 13 April, recruitment for the second dose cohort of the multiple ascending dose (MAD) study in atopic dermatitis (AD) has been paused in light of government restrictions in Singapore to contain the spread of COVID-19. ASLAN is closely monitoring government guidance around the restrictions, which were extended until 1 June 2020 on 21 April.

•

ASLAN still expects to announce unblinded, interim data from the study later this year but will review the timelines when the tightened restrictions are lifted in Singapore and recruitment into the study recommences.

•	To accelerate recruitment, ASLAN has identified several clinical sites in Australia that could join the ongoing MAD study.

Varlitinib

•

Two abstracts on varlitinib have been accepted for presentation at the American Society of Clinical Oncology (ASCO) virtual congress on 29 May. An abstract on the results from the TreeTopp study was accepted for poster presentation and the second abstract, on the comparison of therapeutic responses by using CT imaging, will be available in the virtual library.

Anticipated upcoming milestones for ASLAN004

•	Interim, unblinded data from the 3 dose cohorts (up to 24 patients) expected in 2H 2020, and initiation of the expansion cohort (an additional 18 patients).
•	Opening of clinical trial sites in Australia and filing of IND application with the US FDA in the middle of 2020.
•	Completion of MAD clinical trial in moderate-to-severe AD patients in 1H 2021.
•	Initiation of Phase 2b study of ASLAN004 for AD in 1H 2021.

First quarter 2019 financial highlights

•	Cash used in operations for the first quarter of 2020 was US$5.2 million compared to US$7.2 million in the same period in 2019.
•

Research and development expenses were US$2.4 million in the first quarter of 2020 compared to US$4.4 million in the first quarter of 2019. The decrease was driven by the completion of clinical studies related to varlitinib and lower manufacturing expenses.

•

General and administrative expenses were US$1.0 million in the first quarter of 2020 compared to US$2.3 million in the first quarter of 2019. The decrease was primarily due to earlier restructuring efforts which resulted in a decrease in headcount and staffing costs.

•	Net loss for the first quarter of 2020 was US$3.0 million compared to a net loss of US$4.3 million for the first quarter of 2019.
•

Cash, cash equivalents and short-term investments totaled US$16.9 million as of 31 March 2020 compared to US$22.2 million as of 31 December 2019. Weighted average shares outstanding for the first quarter of 2020 was 190.0 million compared to 160.2 million for the first quarter of 2019. One American Depositary Share is the equivalent of five ordinary shares.

ASLAN Pharmaceuticals Limited

CONSOLIDATED BALANCE SHEETS1
(in US dollars)

	December 31, 2019 (audited)	March 31, 2020 (unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$22,203,031	$16,894,299
Accounts receivable	-	-
Prepayments	68,923	185,430
Total current assets	22,271,954	17,079,729

NON-CURRENT ASSETS
Financial assets at fair value through profit or loss	68,256	73,928
Financial assets at fair value through other comprehensive income	132,160	97,153
Property, plant and equipment	38,333	29,718
Right-of-use assets	727,866	661,153
Intangible assets	2,845	1,867
Refundable deposits	108,076	108,076
Total non-current assets	1,077,536	971,895

TOTAL ASSETS	$23,349,490	$18,051,624

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade payables	$1,871,843	$1,363,914
Other payables	3,246,842	2,188,744
Lease liabilities – current	264,543	268,170
Total current liabilities	5,383,228	3,820,828

NON-CURRENT LIABILITIES
Financial liabilities at fair value through profit or loss	262,350	262,350
Long-term borrowings	17,065,305	16,706,400
Long-term borrowing from related parties	566,176	586,749
Lease liabilities – non-current	490,835	421,895
Other non-current liabilities	184,870	125,514
Total non-current liabilities	18,569,536	18,102,908

Total liabilities	23,952,764	21,923,736

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY
Ordinary shares	61,366,844	61,366,844
Capital surplus	116,495,710	116,495,710
Accumulated deficits	(179,484,825)	(182,531,530)
Other reserves	(55,084)	(90,091)
Total equity attributable to stockholders of the Company	(1,677,355)	(4,759,067)

NON-CONTROLLING INTERESTS	1,074,081	886,955
Total equity	(603,274)	(3,872,112)

TOTAL LIABILITIES AND EQUITY	$23,349,490	$18,051,624

ASLAN Pharmaceuticals Limited

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)1
(in US dollars, unaudited)

	For the Three Months Ended March 31
	2019	2020
NET REVENUE	$3,000,000	$-

COST OF REVENUE	(100,000)	-

GROSS PROFIT	2,900,000	-

OPERATING EXPENSES
General and administrative expenses	(2,256,361)	(997,543)
Research and development expenses	(4,449,532)	(2,354,616)
Total operating expenses	(6,705,893)	(3,352,159)

LOSS FROM OPERATIONS	(3,805,893)	(3,352,159)

NON-OPERATING INCOME AND EXPENSES
Interest income	69,024	102
Other gains and losses	(404,555)	457,251
Finance costs	(199,700)	(339,025)
Total non-operating income and expenses	(535,231)	118,328

LOSS BEFORE INCOME TAX	(4,341,124)	(3,233,831)

INCOME TAX EXPENSE	(2,918)	-

NET LOSS FOR THE PERIOD	(4,344,042)	(3,233,831)

OTHER COMPREHENSIVE LOSS
Items that will not be reclassified subsequently to profit or loss:
Unrealized loss on investments in equity instruments at fair value through other comprehensive income	-	(35,007)
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD	$(4,344,042)	$(3,268,838)

NET LOSS ATTRIBUTABLE TO:
Stockholders of the Company	(4,344,042)	(3,046,705)
Non-controlling interests	-	(187,126)
	$(4,344,042)	$(3,233,831)

TOTAL COMPREHENSIVE LOSS ATTRIBUTABLE TO:
Stockholders of the Company	$(4,344,042)	$(3,081,712)
Non-controlling interests	-	(187,126)
	$(4,344,042)	$(3,268,838)

LOSS PER SHARE
Basic and diluted	$(0.03)	$(0.02)
Weighed-avg. shares outstanding (in thousand)	160,249	189,955

1 Financial Statements in US dollars are prepared by the company and are unaudited by certified public accountant as of 31 Mar 2020.

Ends

Media and IR contacts

Emma Thompson

Spurwing Communications

Tel: +65 6751 2021

Email: ASLAN@spurwingcomms.com

Robert Uhl

Westwicke Partners

Tel: +1 858 356 5932

Email: robert.uhl@westwicke.com

About ASLAN Pharmaceuticals

ASLAN Pharmaceuticals (Nasdaq:ASLN, TPEx:6497) is a clinical-stage immunology and oncology focused biopharmaceutical company developing innovative treatments to transform the lives of patients. Led by a senior management team with extensive experience in global development and commercialisation, ASLAN has a clinical portfolio comprised of a first in class monoclonal therapy, ASLAN004, that is being developed in atopic dermatitis and other immunology indications, and a small molecule inhibitor targeting oncology. ASLAN’s partners include Almirall, Array BioPharma, Bristol-Myers Squibb, and CSL. For additional information please visit www.aslanpharma.com.

Forward looking statements

This release and the accompanying financial information, if any, contains forward-looking statements. These statements are based on the current beliefs and expectations of the management of ASLAN Pharmaceuticals Limited and/or its affiliates (the "Company"). These forward-looking statements may include, but are not limited to, statements regarding the Company’s business strategy, the Company’s plans to develop and commercialise its product candidates, the safety and efficacy of the Company’s product candidates, the Company’s plans and expected timing with respect to regulatory filings and approvals, and the size and growth potential of the markets for the Company’s product candidates. The Company’s estimates, projections and other forward-looking statements are based on management's current assumptions and expectations of future events and trends, which affect or may affect the Company’s business, strategy, operations or financial performance, and inherently involve significant known and unknown risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation the risk factors described in the Company’s US Securities and Exchange Commission filings and reports (Commission File No. 001-38475), including the Company’s prospectus dated May 8, 2018 filed with the US Securities and Exchange Commission on such date.

All statements other than statements of historical fact are forward-looking statements. The words “believe,” “may,” “might,” “could,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan,” or the negative of those terms, and similar expressions that convey uncertainty of future events or outcomes are intended to identify estimates, projections and other forward-looking statements. Estimates, projections and other forward-looking statements speak only as of the date they were made, and, except to the extent required by law, the Company undertakes no obligation to update or review any estimate, projection or forward-looking statement.